Shareholder meeting

On March 18, 2004, the Annual Meeting of the Fund was held to elect three Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund.

Proxies covering 8,028,432 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified (there were no current nominees for election by the preferred shareholders), with the votes tabulated as follows:
                                                                 WITHHELD
                                               FOR              AUTHORITY
Patti McGill Peterson                    7,952,637                 75,315
Steven Pruchansky                        7,966,230                 61,722
Norman H. Smith                          7,955,885                 72,067

The common and preferred shareholders also ratified the Trustees' selection of Deloitte & Touche LLP as the Fund's independent auditors for the fiscal year ending July 31, 2004, with the votes tabulated as follows: 7,958,318 FOR, 26,808 AGAINST and 43,306 ABSTAINING.